                                                    Filed by Arch Wireless, Inc.
                                                            Pursuant to Rule 425
                                          Subject Companies: Arch Wireless, Inc.
                                                           Arch Transition Corp.
                                              Arch Wireless Communications, Inc.
                                                    Arch Wireless Holdings, Inc.
                                     Registration Statement File Nos.: 333-61434
                                                                    333-61434-01
                                                                    333-61434-02
                                                                    333-61434-03

                                                                    NEWS RELEASE

FOR IMMEDIATE RELEASE                   CONTACTS: Bob Lougee        508-870-6771
Wednesday, May 23, 2001                           Chet Lasell       508-870-6617


        ARCH FILES REGISTRATION STATEMENT RELATED TO NOTE EXCHANGE OFFER

           PROPOSED EXCHANGES WILL REDUCE DEBT AND INCREASE LIQUIDITY,
                   ENHANCE OPPORTUNITIES FOR LONG-TERM GROWTH

    PROPOSED BANK AMENDMENT WILL REDUCE INTEREST EXPENSE AND DEFER SCHEDULED
                                    PAYMENTS


Westborough, MA (May 23, 2001) - Arch Wireless, Inc. (OTCBB:ARCH), one of the leading wireless Internet messaging and mobile information providers in the United States, today announced that it has filed a registration statement with the Securities and Exchange Commission (SEC) relating to a proposed exchange of two new issues of senior notes, new units of preferred stock and shares of common stock for approximately $608 million of principal or accreted value of its outstanding senior discount notes and the outstanding senior notes issued by Arch and its wholly owned subsidiary, Arch Wireless Communications, Inc. (AWCI).

Under terms of the proposed offer, for the outstanding principal and accreted value of all four issues of senior notes issued by AWCI and the senior discount notes issued by Arch, as well as accrued interest on all of these issues through June 30, 2001, Arch and its subsidiaries will exchange: (1) a new issue of 12% unsecured senior notes due 2007 in the amount of $204.6 million; (2) a new issue of variable rate secured senior notes in the amount of $60 million; (3) shares of new units of exchangeable and voting preferred stock with an aggregate liquidation preference of $333.8 million that are exchangeable for Arch common stock; and (4) an additional 16,634,483 shares of Arch common stock that, together with the new preferred stock, would represent approximately 50% of the voting power of Arch following the exchange.

As of May 1, 2001, the aggregate principal or accreted value outstanding on these issues was $607.8 million. If the proposed exchange is effected, the aggregate principal and accreted value of debt securities would be reduced by approximately $343.2 million and annual cash interest payments would be reduced by approximately $67.6 million from September 2001 through September 2004 and by $9.1 million thereafter.

Arch Transition Corp., a new intermediate holding company wholly owned by Arch, will be the issuer of the 12% senior notes due 2007 and the exchangeable preferred stock. Arch Wireless Holdings, Inc., the operating company wholly owned by Arch, will be the issuer of the variable rate senior notes. Following the proposed exchange, AWCI will be merged into Arch Wireless, Inc. and Arch Transition Corp. will be renamed Arch Wireless Communications, Inc.

Arch also announced that it was seeking an amendment to its current bank facility that would defer the scheduled amortization of approximately $314 million for the period 2002 through 2005, reduce interest rates and provide less restrictive financial covenants.

C. Edward Baker, Jr., chairman and chief executive officer, said: "This proposed exchange offer and bank amendment are essential components of Arch's ongoing strategy to reduce long-term debt and better align our capital structure with new growth opportunities in the emerging market for two-way wireless messaging and mobile information. We believe a successful exchange of our publicly traded debt, coupled with favorable adjustments to our bank facility, will provide an appropriate level of working capital to operate our business going forward as well as allow us to more aggressively execute our business plan."

J. Roy Pottle, executive vice president and chief financial officer, said: "The exchange offer, which upon closing would be both de-leveraging to the company and accretive to shareholders, is part of our ongoing effort to reduce Arch's leverage ratio, or net debt divided by annualized EBITDA (Earnings

Before Interest, Taxes, Depreciation and Amortization), which already is among the best in the wireless messaging industry."

Pottle said Arch has eliminated or repaid more than $550 million of debt and over $60 million of annual interest since June 1999. In addition, the company generated free cash flow in the first quarter and has prepaid all 2001 amortization payments under Arch's current bank credit facility.

As of May 1, 2001, there was outstanding $113.1 million in principal amount of 10 7/8% senior discount notes issued by Arch, $125 million in aggregate principal amount of 9 1/2% senior notes, $100 million in aggregate principal amount of 14% senior notes, $128.3 million in aggregate accreted amount of 12 3/4% senior notes, and $141.4 million in aggregate accreted amount of 13 3/4% senior notes each issued by AWCI.

Arch also will be soliciting consents from the holders of its and AWCI's senior notes to a plan of reorganization that would effectuate the debt exchange through an alternative restructuring plan. Arch will be soliciting these consents from its bank lenders separately. Such a plan, requiring fewer consents, would be contemplated if the required level of participation in the registered exchange offer or in the separate amendment process to the bank facility is not obtained but sufficient consents are received to approve the alternative plan.

The exchange offer requires, at a minimum, a majority in principal amount or accreted value of each of the five series of outstanding notes and at least 85% by principal amount or accreted value of all five series combined being tendered. The amendment to the bank facility requires the consent of all the bank lenders.

"We believe our note holders and banks will support the exchange initiative and proposed amendments not only because they will provide the company with enhanced financial flexibility," Baker said, "but because they will allow us to more fully execute our business plan and unlock the potential value of wireless messaging and data services."

ABOUT ARCH WIRELESS

Arch Wireless, Inc., headquartered in Westborough, Mass., is a leading two-way wireless Internet messaging and mobile information company with operations throughout the United States. The company offers a full range of wireless services to both business and retail customers, including wireless e-mail, two-way wireless messaging and mobile data, and paging through five regional divisions. Arch's Business Solutions Group designs wireless enterprise solutions for companies nationwide, while the National Retail Group distributes Arch products and services through leading U.S. retailers. Arch provides wireless services to customers in all 50 states, the District of Columbia, Puerto Rico, Canada, Mexico and in the Caribbean. Additional information on Arch Wireless is available on the Internet at www.arch.com.




Arch and AWCI have filed a Registration Statement on SEC Form S-4 in connection with the exchange offer containing information about the exchange offer and related transactions. Investors and security holders are urged to read the Registration Statement and the prospectus therein carefully, as they contain important information about Arch, its subsidiaries, the exchange offer and related matters. Investors and security holders can obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the prospectus, Arch and AWCI file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by them at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Arch's and AWCI's filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov.

Statement under the Private Securities Litigation Reform Act: Statements contained herein which are not historical fact, such as statements regarding anticipated growth in demand for Arch's advanced two-way messaging services, the ability of Arch to achieve its business plan, the anticipated benefits of the proposed exchange offer and bank amendments and the expected support of Arch's note holders and bank lenders for the proposed exchange offer and bank amendments, are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that may cause Arch's actual results to be materially different from the future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expectations include, but are not limited to, risks and uncertainties associated with the proposed exchange offer and bank amendments, future capital needs, unforeseen delays or difficulties in launching Arch's additional two-way messaging products and services, competitive pricing pressures, competition from both traditional paging services and other wireless communications services, declining demand for traditional paging products and services, government regulation, reliance upon third party providers for certain equipment and services, as well as other risks described from time to time in Arch's periodic reports and registration statements filed with the Securities and Exchange Commission. Although Arch believes the expectations reflected in the forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Arch disclaims any intent or obligation to update any forward-looking statements.



                                       ###